SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File Number: <>

COMMUNITY SHORES BANK 401(K) PLAN

COMMUNITY SHORES BANK CORPORATION

1030 W. NORTON AVENUE

MUSKEGON, MICHIGAN 49441

(231) 780-1800

401(k) PLAN

Financial Statements

and

Supplementary Information

Years Ended

December 31, 2012 AND 2011

COMMUNITY SHORES BANK 401(k) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2012 and 2011

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Supplementary Information as of December 31, 2012

Schedule of Assets (Held at End of Year)	14-16

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors of Community Shores Bank Corporation

Community Shores Bank 401(k) Plan

1030 W. Norton Avenue

Muskegon, Michigan 49441

We have audited the accompanying statements of net assets available for benefits of Community Shores Bank 401(k) Plan, (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2012 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

Grand Rapids, Michigan

June 27, 2013

COMMUNITY SHORES BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
ASSETS
Investments at fair value
Pooled separate accounts	$2,113,032	$2,263,617
Community Shores Bank Corporation common stock	17,867	4,377
Guaranteed investment contract	6,932	6,453

Total investments at fair value	2,137,831	2,274,447

Notes receivable from participants	1,800	21,571

Total assets (equal to net assets available for benefits)	$2,139,631	$2,296,018

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2012	2011
Additions to net assets attributed to
Investment income (loss)
Interest, dividends and other investment income	$31	$55
Net appreciation (depreciation) in fair value of investments	292,120	(114,916)

Total investment income (loss)	292,151	(114,861)

Participant contributions	158,076	166,065
Interest income - notes receivable from participants	446	528

Total additions	450,673	51,732

Deductions from net assets attributed to
Benefits paid to participants	597,041	150,416
Administrative expenses	10,019	12,526

Total deductions	607,060	162,942

Net decrease	(156,387)	(111,210)

Net assets available for benefits
Beginning of year	2,296,018	2,407,228

End of year	$2,139,631	$2,296,018

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Community Shores Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

Community Shores Bank is a wholly owned subsidiary of Community Shores Bank Corporation, a financial holding company. The Plan is a defined contribution plan covering all employees of Community Shores Bank (the “Bank,” “Employer” or “Sponsor”) who have six months of service and are twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The matching formula was 100% of the first 3% of the compensation contributed and 50% of the next 3%, with a maximum contribution of 4.50% through May 31, 2009. Effective June 1, 2009, the Bank suspended the matching contribution. Contributions to the Plan are subject to certain limitations.

Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts and a guaranteed investment contract with John Hancock Life Insurance Company (“John Hancock”) as investment options for participants. The Plan previously offered Community Shores Bank Corporation common stock as an investment option; however in January 2012, these securities were removed as an investment option within the Plan. Participants may no longer purchase additional shares of the stock; however, their current holdings will remain in the Plan (see Note 4).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, when made, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions plus actual earnings thereon.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance. Additionally, to be non-taxable, the notes receivable cannot exceed $50,000 reduced by the participant’s highest outstanding note receivable balance during the 12 months immediately preceding the disbursement date. Note receivable terms range from 1 to 5 years, or up to 30 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at rates which are commensurate with the prime rate at the time of origination. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s account. For termination of service or for other reasons, a participant may receive the value of his or her account as a lump-sum distribution. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. In-service withdrawal of rollover contributions from other plans may be elected at any time and for any reason. The Plan also permits withdrawals of active participants’ contributions only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting, recordkeeping, and legal costs, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Trustee and custodial service fees related to John Hancock services are paid by the Plan. Fees for common stock liquidations transacted through Northwestern Mutual Investment Services, LLC, the custodian of Community Shores Bank Corporation common stock, are reduced from the proceeds of the participant requesting the distribution.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the Investment Advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or as an addition to net depreciation in fair value for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2012	2011
Investments at fair value
Pooled separate accounts
John Hancock Lifestyle Balanced	$625,518	$509,274
John Hancock 500 Index Fund	*	236,196
John Hancock American Balanced Fund	*	233,854
John Hancock Lifestyle Growth	150,843	147,972
John Hancock Money Market Fund	*	121,316
John Hancock Lifestyle Moderate	111,826	*

Other investments less than 5% of the Plan's net assets available for benefits	1,249,644	1,025,835

Total	$2,137,831	$2,274,447

*	Investment did not represent more than 5% of the Plan’s net assets available for benefit at end of year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
Investments at fair value
Pooled separate accounts	$278,259	$(61,566)
Community Shores Bank Corporation common stock	13,861	(53,350)

Net appreciation (depreciation)	$292,120	$(114,916)

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Transfers between measurement levels are recognized at the end of the reporting periods.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2012 and 2011, other than as noted below.

Pooled separate accounts: These investments are valued using the net asset value (“NAV”) of units held by the Plan at year end as provided by John Hancock and are classified as Level 2. The NAV is based on the fair value of the underlying assets owned by the fund, net of the investment management fee. The investment management fee is deducted prior to setting the daily unit value.

Common stock: Community Shores Bank Corporation common stock was valued at the closing price reported in the OTCQB in which the individual securities are traded. As a result of reduced trading volumes, the fair value classification is determined to be Level 2.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Such investments are classified as Level 2.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2012	Level 1	Level 2	Level 3	Total

Pooled separate accounts
Domestic Equity Funds	$-	$407,363	$-	$407,363
Sector Funds	-	185,939	-	185,939
Index Funds	-	50,672	-	50,672
International & Global Equity Funds	-	100,647	-	100,647
Fixed Income Funds	-	170,802	-	170,802
Balanced Funds	-	104,189	-	104,189
Lifestyle Funds	-	1,046,780	-	1,046,780
Lifecycle Funds	-	46,640	-	46,640

Total pooled separate accounts	-	2,113,032	-	2,113,032

Community Shores Bank Corporation common stock	-	17,867	-	17,867
Guaranteed investment contract Guaranteed Interest Account	-	6,932	-	6,932

Total assets at fair value	$-	$2,137,831	$-	$2,137,831

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS (Continued)

2011	Level 1	Level 2	Level 3	Total

Pooled separate accounts
Domestic Equity Funds	$-	$324,245	$-	$324,245
Sector Funds	-	190,686	-	190,686
Index Funds	-	246,954	-	246,954
International & Global Equity Funds	-	116,467	-	116,467
Fixed Income Funds	-	233,224	-	233,224
Balanced Funds	-	264,085	-	264,085
Lifestyle Funds	-	860,247	-	860,247
Lifecycle Funds	-	27,709	-	27,709

Total pooled separate accounts	-	2,263,617	-	2,263,617

Community Shores Bank Corporation common stock	-	4,377	-	4,377
Guaranteed investment contract Guaranteed Interest Account	-	6,453	-	6,453

Total assets at fair value	$-	$2,274,447	$-	$2,274,447

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	Fair	Unfunded	Redemption	Redemption
2012	Value	Commitments	Frequency	Notice Period

Pooled separate accounts
Domestic Equity Funds	$407,363	$-	Daily	Daily
Sector Funds	185,939	-	Daily	Daily
Index Funds	50,672	-	Daily	Daily
International & Global Equity Funds	100,647	-	Daily	Daily
Fixed Income Funds	170,802	-	Daily	Daily
Balanced Funds	104,189	-	Daily	Daily
Lifestyle Funds	1,046,780	-	Daily	Daily
Lifecycle Funds	46,640	-	Daily	Daily

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS (Continued)

	Fair	Unfunded	Redemption	Redemption
2011	Value	Commitments	Frequency	Notice Period

Pooled separate accounts
Domestic Equity Funds	$324,245	$-	Daily	Daily
Sector Funds	190,686	-	Daily	Daily
Index Funds	246,954	-	Daily	Daily
International & Global Equity Funds	116,467	-	Daily	Daily
Fixed Income Funds	233,224	-	Daily	Daily
Balanced Funds	264,085	-	Daily	Daily
Lifestyle Funds	860,247	-	Daily	Daily
Lifecycle Funds	27,709	-	Daily	Daily

The following is a description of the investment strategies for pooled separate accounts at December 31, 2012 and 2011:

Domestic equity funds: These funds include investments that seek to provide long-term capital growth, current income or capital appreciation by investing primarily in common and preferred stocks of listed companies. These companies may include those contained in the S&P 500 Composite Index, well-established companies, and/or mid to large-sized companies.

Sector funds: These funds include investments that seek to provide long-term capital appreciation, capital growth, or total return by investing in equity securities of listed companies within a specific industry.

Index funds: These funds include investments that seek to approximate the aggregate total return of an equity market index. The broad U.S. domestic equity market index attempts to track the performance of the S&P 500 Index which is composed of 500 selected common stocks, primarily of large U.S. listed companies. The foreign equity market index attempts to track the performance of the Morgan Stanley European Australian Far East Free Index which is composed of 1,000 securities traded in non-U.S. markets.

International & Global equity funds: These funds include investments that seek long-term capital appreciation and capital growth by investing in common and preferred stocks of listed companies in the U.S. and foreign countries, including emerging and developing markets.

Fixed income funds: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

Balanced funds: These funds include investments that seek to provide current income and maximize real return, consistent with preservation of capital and prudent investment management, as well as provide long-term growth of capital and income by investing in mutual funds, bonds, stocks and U.S. government securities.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS (Continued)

Lifestyle funds: These funds include investments that seek to provide a balance between current income and long-term capital growth by investing in fixed income and equity securities.

Lifecycle funds: These funds include investments that seek to provide a high total return until its target retirement date by using an asset allocation strategy designed for participants expected to retire in the designated retirement year.

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under U.S. Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Plan investments consist of pooled separate accounts and an investment contract managed by John Hancock and common stock managed by Northwestern Mutual Investment Services, LLC during 2012 and Raymond James & Associates, Inc. during 2011. John Hancock and Northwestern Mutual are the custodians of the Plan and, therefore, these transactions qualify as party-in-interest. Professional fees related to the trustee and custodial services for the Plan’s assets paid by the Plan to John Hancock amounted to $9,974 for 2012 and $11,463 for 2011. Professional fees related to certain custodial services for the Plan’s assets paid by the Plan to Northwestern Mutual Investment Services, LLC amounted to $45 for 2012 and paid to Raymond James & Associates, Inc. amounted to $1,063 for 2011.

The 85,078 and 87,523 shares of Community Shores Bank Corporation common stock held by the Plan as of December 31, 2012 and 2011, respectively, represent approximately 5.8% and 6.0% of the issuer’s total outstanding shares as of each of those dates.

5.	INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”). The Plan document has received from the Internal Revenue Service an opinion letter dated October 14, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

COMMUNITY SHORES BANK 401(k) PLAN

Notes to Financial Statements

6.	PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time (and did so effective June 1, 2009) and to terminate the Plan subject to provisions of ERISA. The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

7.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in the Plan Sponsor’s common stock, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * *

SUPPLEMENTARY INFORMATION

COMMUNITY SHORES BANK 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #001

EIN 38-3438092

	(b) Identity of Issue,	(c) Description of Investment Including	(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value

	Pooled separate accounts
*	John Hancock	Lifestyle Balanced, 2,447 units	$625,518
*	John Hancock	Lifestyle Growth, 426 units	150,843
*	John Hancock	Lifestyle Moderate, 546 units	111,826
*	John Hancock	Lifestyle Conservative, 424 units	96,532
*	John Hancock	Energy, 721 units	66,732
*	John Hancock	Lifestyle Aggressive, 172 units	62,061
*	John Hancock	American Balanced Fund, 2,238 units	62,049
*	John Hancock	PIMCO Total Return, 2,475 units	61,506
*	John Hancock	Value Fund, 1,294 units	53,072
*	John Hancock	T. Rowe Price Small Cap Value, 807 units	51,157
*	John Hancock	T. Rowe Price Science & Technology, 956 units	44,634
*	John Hancock	The Growth Fund of America, 1,005 units	39,844
*	John Hancock	Money Market Fund, 3,058 units	39,674
*	John Hancock	DFA U.S. Small Cap Fund, 1,355 units	37,691
*	John Hancock	Retirement Living through 2025, 3,107 units	37,200
*	John Hancock	500 Index Fund, 44 units	37,034
*	John Hancock	Royce Opportunity, 1,713 units	36,083
*	John Hancock	Oppenheimer Developing Market, 530 units	35,803
*	John Hancock	Blue Chip Growth Fund, 1041 units	31,523
*	John Hancock	JPM MidCap Value Fund, 914 units	31,361
*	John Hancock	Davis New York Venture, 958 units	29,820
*	John Hancock	MFS Utilities, 1,128 units	29,416
*	John Hancock	Small Cap Value Fund, 836 units	28,628
*	John Hancock	Short-Term Federal, 1,210 units	25,504
*	John Hancock	John Hancock Disciplined Value Fund, 1,611 units	24,820
*	John Hancock	Mutual Global Discovery, 294 units	22,493
*	John Hancock	Natural Resources Fund, 557 units	22,207
*	John Hancock	Ivy Asset Strategy Fund, 720 units	19,507
*	John Hancock	PIMCO Real Return, 669 units	14,042
*	John Hancock	International Equity Index Fund, 819 units	13,638
*	John Hancock	Fidelity Advisor Gold Fund, 314 units	13,343

(Continued)

COMMUNITY SHORES BANK 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #001

EIN 38-3438092

	(b) Identity of Issue,	(c) Description of Investment Including	(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value

	Pooled separate accounts
*	John Hancock	EuroPacific Growth Fund, 207 units	$12,012
*	John Hancock	T. Rowe Price Equity Inc., 268 units	11,811
*	John Hancock	DFA Emerging Markets Value, 247 units	10,813
*	John Hancock	Oppenheimer International Bond, 1,285 units	10,807
*	John Hancock	Parnassus Equity Income Fund, 311 units	9,916
*	John Hancock	Small Cap Growth Index, 391 units	9,845
*	John Hancock	International Value Fund, 437 units	9,629
*	John Hancock	Retirement Living through 2015, 620 units	7,775
*	John Hancock	PIMCO All Asset, 350 units	7,765
*	John Hancock	Capital Income Builder, 111 units	7,081
*	John Hancock	Total Return Fund, 218 units	6,478
*	John Hancock	FT Founding Allocation, 461 units	6,282
*	John Hancock	New Perspective Fund, 158 units	5,729
*	John Hancock	Massachusetts Investors Fund, 250 units	5,714
*	John Hancock	U.S. Government Securities Fund, 333 units	5,631
*	John Hancock	Science & Technology Fund, 257 units	5,311
*	John Hancock	Financial Services Fund, 258 units	4,296
*	John Hancock	American High-Income Fund, 263 units	4,261
*	John Hancock	Washington Mutual Investors, 86 units	3,708
*	John Hancock	DFA Inflation-Protected Securities Fund, 200 units	2,787
*	John Hancock	Templeton World, 68 units	2,773
*	John Hancock	Keeley Small Cap Value, 83 units	2,370
*	John Hancock	The Income Fund of America, 69 units	1,505
*	John Hancock	Retirement Living through 2020, 91 units	1,120
*	John Hancock	International Small Cap Fund, 24 units	782
*	John Hancock	Oppenheimer International Growth Fund, 19 units	613
*	John Hancock	Retirement Living through 2045, 46 units	545
*	John Hancock	PIMCO Global Bond, 6 units	112

	Total pooled separate accounts		2,113,032

(Continued)

COMMUNITY SHORES BANK 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #001

EIN 38-3438092

	(b) Identity of Issue,	(c) Description of Investment Including	(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value

	Common stock
*	Community Shores Bank
	Corporation	85,078 shares of common stock	$17,867

	Guaranteed investment contract
*	John Hancock	Guaranteed Interest Account, 6,932 units,
		annual interest rate ranging from 0.10% to
		0.40% and maturing through 2016	6,932

	Total investments at fair value		2,137,831

*	Note receivable from participant	Loan, maturity date 2/13/15, annual interest rate
		3.25%, collateral - participant account balance	1,800

	Total		$2,139,631

(a) An asterisk in this column identifies a person known to be a party-in-interest.

(b) References to John Hancock in this column refer to John Hancock Life Insurance Company.

Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION

23	Independent Auditors’ Consent.
32.1	Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY SHORES BANK 401(K) PLAN

Date: June 27, 2013	/s/ Tracey A. Welsh
Tracey A. Welsh
Trustee